UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   SYBASE INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                     --------------------------------------
                         (Title of Class of Securities)

                                    871130100
                                ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
              ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 1996
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]**. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 32 Pages
                             Exhibit Index: Page 26

-----------------
** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 2 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MR. GEORGE SOROS (in the capacities described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               PF; AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          2,088,200
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          88,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           2,088,200
    With
                      10     Shared Dispositive Power
                                    88,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,176,400

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.85%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 3 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          88,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    88,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    88,200

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             .12%

14      Type of Reporting Person*

               IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 4 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          88,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    88,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    88,200

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                             .12%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                            SCHEDULE 13D

CUSIP No. 871130100                                           Page 5 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          88,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    88,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    88,200

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]


13      Percent of Class Represented By Amount in Row (11)

                              .12%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 6 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          1,174,697
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,174,697
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,174,697

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             1.54%

14      Type of Reporting Person*

               IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 7 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          584,103
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           584,103
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    584,103

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             .76%

14      Type of Reporting Person*

               IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 8 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,758,800
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,758,800
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,758,800

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.30%

14      Type of Reporting Person*

               00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                           Page 9 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,758,800
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,758,800
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,758,800

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.30%

14      Type of Reporting Person*

               CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 871130100                                          Page 10 of 32 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               DR. PURNENDU CHATTERJEE (in the capacities described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,758,800
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          88,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,758,800
    With
                      10     Shared Dispositive Power
                                    88,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,847,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             2.42%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 32 Pages


               This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $.001 par value per share (the "Shares"), of Sybase Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined below) to report recent acquisitions of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

ITEM 1. SECURITY AND ISSUER.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 6475 Christie Avenue, Emeryville, California 94608.

ITEM 2. IDENTITY AND BACKGROUND.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) Mr. George Soros ("Mr. Soros"), in his individual capacity, in his capacity as the sole proprietor of SFM (as defined below) and in his capacity as sole stockholder of QIH Management, Inc.;

               (ii) Quantum Industrial Partners LDC ("QIP");

               (iii) QIH Management Investor, L.P. ("QIHMI");

               (iv) QIH Management, Inc. ("QIH Management");

               (v) Winston Partners II LDC ("Winston LDC");

               (vi) Winston Partners II LLC ("Winston LLC");

               (vii) Chatterjee Advisors LLC ("Chatterjee Advisors");

               (viii) Chatterjee  Management Company ("Chatterjee  Management");
and

               (ix) Dr. Purnendu Chatterjee ("Dr. Chatterjee"), in his capacity as a sub-investment advisor to QIP and in his capacity as the person ultimately in control of each of Chatterjee Advisors and Chatterjee Management.

                              The Reporting Persons

Mr. Soros, QIP, QIHMI and QIH Management
----------------------------------------

               Mr. Soros is filing this Statement in his capacity as (a) an individual investor; (b) the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM") and; (c) the sole stockholder of QIH Management.

               SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract,

                                                             Page 12 of 32 Pages


as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund N.V. ("Quantum Fund"), the principal operating subsidiary of which is Quantum Partners LDC ("Quantum Partners"). Each of Quantum Fund, a Netherlands Antilles company, and Quantum Partners, a Cayman Islands exempted limited duration company, has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Quantum Fund has granted investment discretion to SFM pursuant to an investment advisory contract with SFM.

               SFM's contracts with the SFM Clients, including Quantum Fund, generally provide that SFM is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

               Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

               During the past five years, none of Mr. Soros, Quantum Partners and, to the best knowledge of the Reporting Persons, any person identified in Annex A hereto has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

               The majority of the outstanding shares of QIP are held by Quantum Industrial Holdings Ltd., a British Virgin Islands international business company ("QIH"). The principal business of QIH is investment and trading in securities and other assets, both directly and indirectly through its investment in QIP. The principal address of QIH is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

               QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of QIP pursuant to the constituent documents of QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole stockholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of securities (including the Shares) held for the account of QIP for purposes of Section 13(d) of the Act.

                                                             Page 13 of 32 Pages


               Mr. Soros is the sole stockholder and person ultimately in control of QIH Management. Pursuant to regulations promulgated under Section 13(d) of the Act, Mr. Soros (as the sole stockholder and the person ultimately in control of QIH Management, the sole general partner of QIHMI) may be deemed a beneficial owner of securities (including Shares) held for the account of QIP.

               During the past five years, none of QIP, QIHMI, QIH Management and, to the best knowledge of the Reporting Persons, any person identified in Annex B hereto has been (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management
-----------------------------------------------------------------------

               Winston LDC is a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Winston LDC was organized as the operating unit of Winston Partners II Offshore Ltd., an open-end investment company incorporated in the British Virgin Islands ("Winston Offshore"). Winston Offshore invests all of its assets in Winston LDC, and is the largest shareholder in Winston LDC. Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston LDC. The principal business of Winston LDC is investing in securities.

               Winston LLC is a limited liability company formed under the laws of the State of Delaware with its principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Advisors and Chatterjee Fund Investors LDC ("Chatterjee Investors", an affiliate of Chatterjee Advisors) are also shareholders of Winston LLC. The principal business of Winston LLC is investing in securities.

               Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. The principal office of Chatterjee Advisors is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. As such, Chatterjee Management has full discretion and authority to make investments in securities (including the Shares) on behalf of each of Winston LDC and Winston LLC. The principal office of Chatterjee Management is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

               Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC for purposes of Section 13(d) of the Act.

               During the past five years, none of Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management, Chatterjee Investors and Winston Offshore has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 14 of 32 Pages


Dr. Chatterjee
--------------

               The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, Dr. Chatterjee (as manager and the person ultimately in control of Chatterjee Advisors and Chatterjee Management) may be deemed to be the beneficial owner of securities held for the account of each of Winston LDC and Winston LLC. In addition, by virtue of his position as a sub-investment advisor to QIP, Dr. Chatterjee may be deemed to be a beneficial owner of Shares held for the account of QIP.

               On January 13, 1993, the Securities and Exchange  Commission (the
"Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Soros expended approximately $10,174,448 of his personal funds to purchase the Shares which are reported herein as having been purchased for his account over the last 60 days. Quantum Partners expended approximately $1,496,491 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days. QIP expended approximately $1,496,491 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days. Winston LDC expended approximately $7,461,537 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days. Winston LLC expended approximately $3,707,187 of its working capital to purchase the Shares which are reported herein as having been purchased for its account over the last 60 days.

               The Shares held for the accounts of the Reporting Persons and Quantum Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4. PURPOSE OF TRANSACTION.

               All of the Shares reported herein as having been acquired for the accounts of the Reporting Persons and Quantum Partners were acquired for investment purposes. Neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other individuals identified in response to
Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other

                                                             Page 15 of 32 Pages


purposes, plans, or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) (i) The aggregate number of Shares of which Mr. Soros may be deemed beneficial owner is 2,176,400 (approximately 2.85% of the total number of Shares outstanding). This number includes (A) 1,800,000 Shares held for Mr. Soros' personal account, (B) 288,200 Shares held for the account of Quantum Partners, and (C) 88,200 Shares held for the account of QIP.

               (ii) The aggregate number of Shares of which each of QIP, QIHMI and QIH Management may be deemed beneficial owner is 88,200. The 88,200 Shares are held for the account of QIP.

               (iii) The aggregate number of Shares of which Winston LDC may be deemed beneficial owner is 1,174,697 (approximately 1.54% of the total number of Shares outstanding).

               (iv) The aggregate number of Shares of which Winston LLC may be deemed beneficial owner is 584,103 (approximately .76% of the total number of Shares outstanding).

               (v) The aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed beneficial owner is 1,758,800 (approximately 2.30% of the total number of Shares outstanding). This number consists of (i) 1,174,697 Shares held for the account of Winston LDC, and (ii) 584,103 Shares held for the account of Winston LLC.

               (vi) The aggregate number of Shares of which Dr. Chatterjee may be deemed beneficial owner is 1,847,000 (approximately 2.42% of the total number of Shares outstanding). This number consists of (i) 1,174,697 Shares held for the account of Winston LDC, (ii) 584,103 Shares held for the account of Winston LLC, and (iii) 88,200 Shares held for the account of QIP.

               In addition, 7,000 Shares are held for the account of Mr. Gary Gladstein, a Managing Director of SFM. Mr. Gladstein hereby expressly disclaims
(1) any group status for Section 13(d) purposes with any of the Reporting Persons, and (2) beneficial ownership of any Shares of which the Reporting Persons may be deemed the beneficial owners. Each Reporting Person expressly disclaims beneficial ownership of any Shares not directly held for their individual accounts or over which they do not have voting or investment discretion.

               (b) (i) Mr. Soros has the sole power to vote and dispose of the 1,800,000 Shares held for his account.

               (ii) Pursuant to the terms of the contract between Quantum Partners and SFM, Mr. Soros, in his capacity as sole proprietor of SFM may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the 288,200 Shares held for the account of Quantum Partners.

               (iii) QIP may be deemed to have shared power to direct the voting and disposition of the securities that are held for its account, including the 88,200 Shares. Each of QIHMI, QIH Management, Mr. Soros (in his capacity as sole stockholder of QIH Management, the sole general partner of QIHMI) and Dr. Chatterjee (in his capacity as a sub-investment advisor to QIP) may be deemed to have the shared power to direct the voting and disposition of the securities held for the account of QIP, including the Shares.

                                                             Page 16 of 32 Pages


               (iv) Each of Winston LDC and Winston LLC may be deemed to have the sole power to vote and dispose of the Shares held for its separate account. Such powers will be exercised by Dr. Chatterjee, in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management.

               (c) A schedule (the "Schedule") identifying all transactions in the Shares effected for the account of each of Mr. Soros, Quantum Partners, QIP, Winston LDC and Winston LLC since October 2, 1996 (sixty days prior to the date hereof) is included as Annex C hereto and is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions in the over-the-counter market. Included in the Schedule are covers of short sales of the Shares made for the accounts of Quasar International Partners C.V. ("Quasar") and Quota Fund N.V. ("Quota"), both of which had granted investment discretion to SFM, pursuant to separate investment advisory contracts, which, in turn, granted investment discretion to Furman-Selz LLC. Because of the short sale covers made on behalf of Quasar and Quota within the past 60 days, none of the accounts of Quasar and Quota currently hold any Shares. Therefore, their positions are not reported herein.

               Except for the transactions listed in Annex C, and as otherwise disclosed in this Item 5(c), there have been no transactions in the Shares since October 2, 1996 (sixty days prior to the date hereof) by any of the Reporting Persons or other persons identified in response to Item 2 herein.

               (d) (i) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Mr. Soros.

               (ii) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (iii) The shareholders of QIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by QIP in accordance with their ownership interests in QIP.

               (iv) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Winston LDC in accordance with their ownership interests in Winston LDC.

               (v) The shareholders of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Winston LLC in accordance with their ownership interests in Winston LLC.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

               From time to time, each of the Reporting Persons and Quantum Partners may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights

                                                             Page 17 of 32 Pages

and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, the Reporting Persons and Quantum Partners may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

               (a) Power of Attorney, dated April 16, 1996, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

               (b) Joint Filing Agreement, dated as of December 2, 1996, by and among Mr. Soros, QIP, QIHMI, QIH Management, Winston LDC, Winston LLC, Chatterjee Advisory, Chatterjee Management and Dr. Chatterjee.

               (c) Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus.

               (d) Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz.

               (e) Power of Attorney, dated October 25, 1996, granted by Winston Partners II LDC in favor of Mr. Peter A Hurwitz.

                                                             Page 18 of 32 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 2, 1996                      GEORGE SOROS


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


Date:  December 2, 1996                      QUANTUM INDUSTRIAL PARTNERS, LDC


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Attorney-in-Fact


Date:  December 2, 1996                      QIH MANAGEMENT INVESTOR, L.P.

                                             By: QIH Management, Inc.
                                                 its Sole General Partner


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


Date:  December 2, 1996                      QIH MANAGEMENT, INC.


                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


Date:  December 2, 1996                      WINSTON PARTNERS II LDC


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 19 of 32 Pages



Date:  December 2, 1996                      WINSTON PARTNERS II LLC

                                             By: Chatterjee Advisors LLC,
                                                 its Manager


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


Date:  December 2, 1996                      CHATTERJEE ADVISORS LLC


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


Date:  December 2, 1996                      CHATTERJEE MANAGEMENT COMPANY


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Vice President


Date:  December 2, 1996                      PURNENDU CHATTERJEE


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 20 of 32 Pages

                                     ANNEX A


               The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Jeffrey L. Feinberg
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Elizabeth Larson
                              Alexander C. McAree
                              Paul McNulty
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Filiberto H. Verticelli
                              Sean C. Warren


Each of the above listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c\o Soros Fund Management, 888 seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 21 of 32 Pages

                                                              ANNEX B

                                     DIRECTORS AND OFFICERS OF QUANTUM INDUSTRIAL PARTNERS LDC




Name/Title/Citizenship                        Principal Occupation                       Business Address

Curacao Corporation Company N.V.              Managing Director of Netherlands            Kaya Flamboyan 9
  Managing Director                           Antilles corporation                        Willemstad Curacao,
  Netherlands Antilles                                                                    Netherlands Antilles

Inter Caribbean Services Limited              Administrative services                     Citco Building
  Secretary                                                                               Wickhams Cay
  British Virgin Islands)                                                                 Road Town
                                                                                          Tortola
                                                                                          British Virgin Islands

                                                             Page 22 of 32 Pages

                                                              ANNEX C

                                                RECENT TRANSACTION IN THE SHARES OF
                                                            SYBASE INC.


                                 Date of          Nature of
For the Account of             Transaction       Transaction        Number of Shares     Price Per Share
------------------             -----------       -----------        ----------------     ---------------


George Soros                    10/03/96             Buy                 12,500              14.000

                                10/03/96             Buy                 12,500              13.613

                                10/17/96             Buy                 75,000              18.415

                                10/17/96             Buy                 25,000              18.895

                                10/17/96             Buy                100,000              18.825

                                10/17/96             Buy                    500              18.148

                                10/18/96             Buy                 30,000              18.229

                                10/18/96             Buy                 25,000              17.750

                                10/18/96             Buy                 10,000              17.625

                                10/18/96             Buy                 73,400              18.465

                                10/21/96             Buy                 15,800              19.480

                                10/21/96             Buy                 38,400              19.520

                                10/22/96             Buy                 17,500              19.179

                                10/22/96             Buy                 68,100              18.833

                                10/22/96             Buy                 25,000              19.375

                                10/23/96             Buy                  5,000              18.875

                                10/23/96             Buy                  2,300              18.625

                                10/23/96             Buy                 14,000              18.679



                                                             Page 23 of 32 Pages

                                                        ANNEX C (continued)

                                                RECENT TRANSACTION IN THE SHARES OF
                                                            SYBASE INC.

                                 Date of          Nature of
For the Account of             Transaction       Transaction        Number of Shares     Price Per Share
------------------             -----------       -----------        ----------------     ---------------

Quantum Partners LDC           11/20/96              Buy                  9,450              16.585

                               11/21/96              Buy                 22,500              17.000

                               11/05/96              Buy                 56,250              17.018



Quasar International
Partners C.V.                  10/04/96        Short Sale Cover           3,000              14.411

                               10/07/96        Short Sale Cover           2,500              15.745

                               10/18/96           Short Sale              7,000              18.127

                               11/08/96        Short Sale Cover           3,500              16.475

                               11/11/96        Short Sale Cover           3,500              16.949



Quota Fund                     10/04/96        Short Sale Cover           3,000              14.438

                               10/07/96        Short Sale Cover           2,500              15.745

                               10/18/96           Short Sale              7,000              18.127

                               11/08/96        Short Sale Cover           3,500              16.475

                               11/11/96        Short Sale Cover           3,500              16.949



QIP                            11/20/96              Buy                  9,450              16,585

                               11/21/96              Buy                 22,500              17.000

                               11/21/96              Buy                 56,250              17.018



                                                             Page 24 of 32 Pages

                                                        ANNEX C (continued)

                                                RECENT TRANSACTION IN THE SHARES OF
                                                            SYBASE INC.


                                 Date of          Nature of
For the Account of             Transaction       Transaction        Number of Shares     Price Per Share
------------------             -----------       -----------        ----------------     ---------------

Winston Partners II LDC           10/03/96            Buy                 8,300              14.000

                                  10/03/96            Buy                 8,300              13.613

                                  10/17/96            Buy                50,250              18.415

                                  10/17/96            Buy                16,750              18.895

                                  10/17/96            Buy                67,000              18.825

                                  10/17/96            Buy                   335              18.148

                                  10/18/96            Buy                20,000              18.229

                                  10/18/96            Buy                16,700              17.750

                                  10/18/96            Buy                 6,700              17.625

                                  10/18/96            Buy                48,900              18.465

                                  10/21/96            Buy                10,500              19.480

                                  10/21/96            Buy                25,600              19.520

                                  10/22/96            Buy                11,700              19.179

                                  10/22/96            Buy                45,400              18.833

                                  10/22/96            Buy                16,700              19.375

                                  10/23/96            Buy                 3,300              18.875

                                  10/23/96            Buy                 1,500              18.625

                                  10/23/96            Buy                 9,400              18.679

                                  11/20/96            Buy                 4,200              16.585

                                  11/21/96            Buy                10,050              17.000

                                  11/21/96            Buy                25,125              17.018



                                                             Page 25 of 32 Pages



                                                        ANNEX C (continued)

                                                RECENT TRANSACTION IN THE SHARES OF
                                                            SYBASE INC.


                                 Date of          Nature of
For the Account of             Transaction       Transaction        Number of Shares     Price Per Share
------------------             -----------       -----------        ----------------     ---------------

Winston Partners II LLC        10/03/96             Buy                4,200             14.000

                               10/03/96             Buy                4,200             13.613

                               10/17/96             Buy               25,750             18.415

                               10/17/96             Buy                8,250             18.895

                               10/17/96             Buy               33,000             18.825

                               10/17/96             Buy                  165             18.148

                               10/18/96             Buy               10,000             18.229

                               10/18/96             Buy                8,300             17.750

                               10/18/96             Buy                3,300             17.625

                               10/18/96             Buy               24,400             18.465

                               10/21/96             Buy                5,300             19.480

                               10/21/96             Buy               12,800             19.520

                               10/22/96             Buy                5,800             19.179

                               10/22/96             Buy               22,700             18.833

                               10/22/96             Buy                8,300             19.375

                               10/23/96             Buy                1,700             18.875

                               10/23/96             Buy                  800             18.625

                               10/23/96             Buy                4,700             18.679

                               11/20/96             Buy                2,100             16.585

                               11/21/96             Buy                4,950             17.000

                               11/21/96             Buy               12,375             17.018



                                                             Page 26 of 32 Pages


                                INDEX OF EXHIBITS


    A Power of Attorney, dated April 16, 1996, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

    B Joint Filing Agreement, dated as of December 2, 1996, by and among Mr. Soros, QIP, QIHMI, QIH Management, Winston LDC, Winston LLC, Chatterjee Advisory, Chatterjee Management and Dr. Chatterjee.

    C Power of Attorney, dated May 23, 1996, granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean
                 Warren and Mr. Michael Neus.

    D Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz.

    E Power of Attorney, dated October 25, 1996, granted by Winston Partners II LDC in favor of Mr. Peter A Hurwitz.